James M. Rutledge
Vice Chairman,
Chief Financial Officer and Treasurer

42 Longwater Drive	781.792.5100
P.O. Box 9149	Fax 781.792.5900
Norwell, MA 02061-9149	rutledge.jim@cleanharbors.com
www.cleanharbors.com
January 9, 2012
John Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631

Re:	Clean Harbors, Inc. Form l0-K for the Year Ended December 31, 2010 Form 10-Q for the Period Ended September 30, 2011 Definitive Proxy Statement on Schedule 14A Filed April 4, 2011 File No. 1-34223
Dear Mr. Hartz:
On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the supplemental comment letter dated December 22, 2011 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, and definitive proxy statement for the Company’s 2011 annual meeting of shareholders as filed on April 4, 2011 (the “2011 Proxy Statement”).
Definitive Proxy Statement on Schedule 14A filed on April 4, 2011
Performance-Based Cash Bonuses, page 21
1.     We note your response to comment two of our letter dated December 2, 2011. In future filings, to the extent individual goals for your named executive officers are quantifiable, please disclose these.
RESPONSE:    The Company has considered this comment in light of Question 118.04 of the Questions and Answers of General Applicability under Regulation S-K. Based on the guidance there provided, the Company believes that:
(i)     The performance targets for the bonus for the Company’s CEO under the CEO

Annual Incentive Plan for 2010 were both quantifiable and material to an understanding of the Company’s executive compensation policies. Such targets were therefore described (both as to the specific goals and the level of achievement of each goal) in the table under “Chief Executive Officer Compensation” on page 24 in the Compensation Discussion and Analysis in the 2011 Proxy Statement, and the Company proposes to provide similar disclosure in each future filing which includes a Compensation Discussion and Analysis.
(ii)     The general performance targets (which for 2010 consisted of “MIP EBITDA” of a minimum of at least $208.0 million and a maximum of at least $239.0 million) for determining bonuses for each of the four Named Executive Officers (other than the CEO, who does not participate in the Company’s Management Incentive Plan (the “MIP”)) of up to 120% of base salary were both quantifiable and material to an understanding of the Company’s compensation policies. Such targets were therefore described (both as to specific goals and the level of achievement) under “Performance-Based Cash Bonuses” on page 22 of the 2011 Proxy Statement, and the Company proposes to include similar disclosure in each future filing which includes a Compensation Discussion and Analysis.
(iii)     The personal goals for each of such four Named Executive Officers (other than the CEO) pursuant to which each of them might qualify for an additional Senior Executive Incentive, or “SEIP,” bonus under the MIP are in part quantifiable and are in part based upon the performance of activity-based functional achievements during the year. The Company also notes that, for each such Named Executive Officer, there are generally five or six such personal goals, and the maximum amount of the bonus which can potentially be earned for full satisfaction of each such goal is between 3% and 10% of base compensation, with a maximum of 30% of base compensation if all of such personal goals are fully satisfied.
In light of the foregoing, the Company proposes to expand the description of such personal goals in future filings which include a Compensation Discussion and Analysis. Although the specific disclosure will vary from year to year, the following is included for illustrative purposes based upon the relevant information for 2010 as set forth in the 2011 Proxy Statement. In the 2011 Proxy Statement, such expanded description would have appeared as two separate paragraphs on page 22 following appropriately modified second and third paragraphs on that page:
“In addition, senior management, including each of the Named Executive Officers other than the CEO, who participate in the Senior Executive Incentive Program (the “SEIP”) under the MIP also had personal goals for 2010 approved by the Compensation Committee based on the respective responsibilities of such executives and the needs of the Company in such year. To the extent (if any) that each such member of senior management satisfied those personal goals during 2010, such executive was entitled to receive (in addition to the bonus available to all participants in the MIP for 2010 based on achievement of the MIP EBITDA goal described in the preceding paragraph) a bonus of between 3% and 10% of base salary for achievement of each personal goal, subject to a maximum of 30% of base salary if all such personal goals were fully satisfied. The personal 2010 SEIP goals and the achieved bonuses (as a percentage of base salary) for each of the Named Executive Officers (other than the CEO) were as follows:

James M. Rutledge, Executive Vice President and Chief Financial Officer – reduction of selling, general and administrative expenses as a percentage of revenues to the targeted range of 13% to 14% and $10 million in budgeted cost reductions (maximum payout of 6% with 5.1% achieved), increases in EBITDA by $4 million from lease buyouts (maximum payout of 4.5% achieved), reduction of days sales outstanding in accounts receivable to 70 days or below (maximum payout of 4.5% with 0% achieved), and various activity-based achievements including improvements in compliance to risk-based internal audit function (maximum of 4.5% payout achieved), timely issuance of internal monthly financial reports (maximum payout of 4.5% with 3.8% achieved), and maintaining high standards in internal control assessments (maximum payout of 6% achieved);

Eric W. Gerstenberg, Executive Vice President - Environmental Services – revenue growth of the Environmental Services business to a range of 95% to 100% of budgeted revenue (maximum payout of 9% achieved), increase in EBITDA of the Environmental Services business to a range of 95% to 100% of budgeted EBITDA (maximum payout of 9% achieved), reduction of average duration of outstanding receivables for Environmental Services customers to 70 days or below (maximum payout of 4.5% with 0% achieved), and various activity-based achievements including improved health and safety performance by the Environmental Services business with the business not to exceed a required number of reportable incidents (maximum payout of 4.5% with 0% achieved), and favorable resolution of certain regulatory permit and other matters affecting the Environmental Services business (maximum payout of 3% achieved);

David M. Parry, Executive Vice President - Energy and Industrial Services – increase in EBITDA of the Energy and Industrial Services business to a range of 95% to 100% of budgeted EBITDA (maximum payout of 10% achieved), revenue growth of the Energy and Industrial Services business to a range of 95% to 100% of budgeted revenue (maximum payout of 5% achieved), reduction of average duration of outstanding receivables for Energy and Industrial Services customers by 10 days (maximum payout of 4% with 0% achieved), and various activity-based achievements including improved health and safety performance by the Energy and Industrial Services business with the business not to exceed a required number of reportable incidents (maximum payout of 5% achieved), and improved utilization of Energy and Industrial Services equipment and employees by 10% (maximum payout of 6% with 2% achieved); and

Brian P. Weber, Executive Vice President - Corporate Planning and Development – increase in EBITDA of lodging services operations to a range of 95% to 100% of budgeted EBITDA (maximum payout of 6% achieved), increase in EDITDA of recycling services operations to a range of 95% to 100% of budgeted EBITDA (maximum payout of 6% achieved), and various activity-based achievements including completion of expansion plans for lodging services (maximum payout of 6% with 0% achieved), completion of certain maintenance projects (maximum payout of 6% achieved), and improved utilization of existing rolling stock assets (maximum payout of 6% achieved).

Based on their satisfaction during 2010 of the personal goals described above, each of the Named Executive Officers (other than the CEO) received under the MIP (in addition to the bonus under the MIP based on the Company’s MIP EBITDA for 2010 as described above) the following SEIP bonuses: Mr. Rutledge - $90,820; Mr. Gerstenberg - $78,750; Mr. Parry - $77,000; and Mr. Weber - $72,000.”
Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter. Thank you for your assistance.

Sincerely,

/s/ James M. Rutledge
James M. Rutledge
Vice Chairman and Chief Financial Officer
(781) 792-5125

cc:	Ernest Greene, Staff Accountant Sherry Haywood, Staff Attorney Craig Slivka, Special Counsel Alan S. McKim, Chief Executive Officer